UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 0-14112

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60, P.O. Box 807, Monett, MO 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:
1.Statement of Net Assets Available for Plan Benefits as of December 31, 2019 and 2018.
2.Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019.

EXHIBITS
23.1 Consent of Independent Registered Public Accounting Firm - Baker Tilly Virchow Krause, LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

By:   /s/ Kevin D. Williams
Kevin D. Williams, Chief Financial Officer
Date: June 26, 2020

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2019 and 2018, and for the Year Ended December 31, 2019, Supplemental Schedule as of and for the year ended December 31, 2019, and Report of Independent Registered Public Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Plan Management and Plan Participants of
Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019 (“Supplemental Information"), has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The Supplemental Information is the responsibility of the Plan's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2017.
Plano, Texas
June 26, 2020

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Investments at fair value (Note 3)	$796,099,043	$619,345,289
Investment at contract value (Note 4)	105,193,794	95,044,897
Notes receivable from participants	19,370,111	18,930,565

NET ASSETS AVAILABLE FOR BENEFITS	$920,662,948	$733,320,751

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

ADDITIONS IN NET ASSETS ATTRIBUTED TO:
Company contributions, net	$23,807,404
Participant contributions	44,351,512
Rollover accounts	5,130,428
Net appreciation in fair value of investments	146,720,257
Dividends	3,989,773
Interest and other income	2,383,464
Interest income on notes receivable from participants	875,407

Total additions	227,258,245

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	677,639
Distributions to participants or beneficiaries	39,238,409

Total deductions	39,916,048

INCREASE IN NET ASSETS	187,342,197

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	733,320,751

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$920,662,948

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018 AND FOR THE YEAR ENDED DECEMBER 31, 2019
1.DESCRIPTION OF PLAN
The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution 401(k) plan benefiting Jack Henry & Associates, Inc. (the “Company”) employees. An eligible employee must have attained the age of 18 and completed 30 days of service to be a participant. Participants are eligible to receive safe harbor company matching contributions (“Safe Harbor Contributions”) after six months of service. Additionally, the Company may make a Company discretionary contribution to all eligible employees who meet the same minimum service requirement as the Safe Harbor Contributions, and the Company may also make an applicable qualified non-elective contribution (QNEC) to each non-highly compensated employee, actively employed on the last day of the Plan year, who has completed a year of service (1000 hours of service), if otherwise required under the Plan (such as in the event of "Top-Heavy Contributions"). The Company is the Plan Administrator and Prudential Bank and Trust, FSB (“Prudential” or “Plan Trustee”) holds and invests the Plan’s investments in accordance with the direction of the Plan Administrator and terms of the Plan document. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan also provides participants the ability to directly invest in Jack Henry & Associates, Inc. common stock. Participants are provided the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, the Company matches those contribution accounts. Dividends paid on Company stock are automatically reinvested, unless cash distribution was elected.
Contributions - The Plan provides for an automatic deferral of 3% of compensation for new participants, when no other election is made. In addition, all participants in the Plan who make no other election will have their deferral rate automatically increased 1% on the first day of each Plan year, up to a maximum of 10%. The Plan also allows post-tax “Roth” deferrals by participants. Participants may elect to defer applicable salary and compensation amounts into the Plan, up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2019 could not exceed $19,000. If a participant reached age 50 by December 31, 2019, they were able to contribute an additional $6,000 “catch up” contribution to the Plan on a pre-tax basis.
Beginning on January 1, 2019, the Plan was amended to provide a plan sponsor safe harbor match of 100% of participant contributions up to a maximum of 5% of the participant’s annual eligible compensation (removing the prior cap on the matching contribution of $5,000). In addition to the Company matching contributions, the Company may make other discretionary contributions, as well as Company QNEC contributions equal to a uniform percentage of each participant’s eligible compensation, which is determined each year by the Company. No Company discretionary or other QNEC contributions were made in 2019.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, Safe Harbor Contributions,

Company QNEC or Top-Heavy Contributions, and/or allocations of Plan investment earnings, and charged with withdrawals and an allocation of Plan investment losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, mutual funds, pooled separate accounts, and a guaranteed investment contract (GIC), as investment options for participants.
Vesting - Participants are vested immediately in their voluntary contributions, Safe Harbor Contributions, and the earnings on these contributions. Vesting in the Company non-elective contribution is based on years of service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.
Notes Receivable from Participants - Participants may borrow, as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant’s principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 10.70% as of December 31, 2019 and 2018). The loans have maturity dates ranging from 2019 to 2030. Principal and interest are paid through payroll deductions.
Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. A participant or beneficiary may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an individual retirement account.
Forfeited Accounts - At December 31, 2019 and 2018, forfeited nonvested accounts totaled $5,318 and $24,132, respectively. These accounts are used first to reinstate participant account balances, then to offset Plan expenses. During the year ended December 31, 2019, $11,914 of forfeited amounts were used to reduce Company contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the Company contribution account, including any applicable QNEC source.
2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements or participant account balances.

Investment Valuation and Income Recognition - Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year-end.
The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the net asset value of the underlying investments, as a practical expedient. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s GIC with Prudential is valued at contract value (see Note 4).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought or sold, as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent notes receivable are recorded as distributions, based on the terms of the Plan document.
Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants and fees related to benefits paid to participants are charged directly to the participants account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.
Benefits Payable - Benefits are recorded when paid. As of December 31, 2019 and 2018, there were no distributions payable to Plan participants.
3. FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Shares of mutual funds of registered investment companies held are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.
The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded (NASDAQ Global Select) on the last business day of the Plan year.

Pooled separate accounts, which are measured at the net asset value of the underlying investments, as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in the following table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The following tables, set forth by level within the fair value hierarchy, is a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2019 and 2018:

	December 31, 2019
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds of registered investment companies	$189,735,886	$—	$—	$189,735,886
Common stock - Jack Henry & Associates, Inc.	156,077,011	—	—	156,077,011
Pooled separate accounts, at net asset value as a practical expedient	—	—	—	450,286,146

Total investments at fair value	$345,812,897	$—	$—	$796,099,043

	December 31, 2018
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds of registered investment companies	$140,724,477	$—	$—	$140,724,477
Common stock - Jack Henry & Associates, Inc.	137,344,351	—	—	137,344,351
Pooled separate accounts, at net asset value as a practical expedient	—	—	—	341,276,461

Total investments at fair value	$278,068,828	$—	$—	$619,345,289

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize transfers between levels at the end of the reporting period. For the years ended December 31, 2019 and 2018, there were no transfers between levels.
4. INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive guaranteed investment certificate ("GIC") with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. Prudential may not terminate the contract at any amount less than the contract value.
Average Yields - Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Prudential, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.
5. EXEMPT PARTIES-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of pooled separate accounts and a guaranteed investment contract, managed by Prudential. Prudential is the Plan Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions. The Company also pays certain fees to Prudential on behalf of the Plan for trust and recordkeeping services.
At December 31, 2019 and 2018, the Plan held 1,071,442 and 1,085,554 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $54,431,891 and $49,952,067, respectively. During the year ended December 31, 2019, the Plan received $1,724,772 in dividend income from these shares.
The Plan Sponsor has the right to vote the shares of the Company’s common stock held by the Plan.

6. PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.
7. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed Plan management by a letter dated October 24, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and that the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. NET ASSET VALUE (NAV) PER SHARE
The following tables for December 31, 2019 and 2018, set forth a summary of the Plan’s investments with a reported NAV as a practical expedient.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2019
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts:
Domestic Stock Funds (a)	$372,433,136	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	8,584,291	None	Immediate	Up to 30 days if negative cash flow	None

Fixed Income Funds (c)	69,268,719	None	Immediate	Up to 30 days if negative cash flow	None

Total	$450,286,146

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2018
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Pooled Separate Accounts:
Domestic Stock Funds (a)	$278,848,246	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	7,135,883	None	Immediate	Up to 30 days if negative cash flow	None

Fixed Income Funds (c)	55,292,332	None	Immediate	Up to 30 days if negative cash flow	None

Total	$341,276,461

*The fair values of the investments have been estimated using the net asset value of the investment.
(a) Domestic stock fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors’ (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.
(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio.
(c) The fixed income fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

SUPPLEMENTAL SCHEDULE

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
(a)	(b) Identify of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost Value**	(e) Current Value
	Loomis Sayles Small Cap Growth Fund	Mutual Fund		$35,818,022
	American Funds Europac Growth Fund R6	Mutual Fund		108,683,281
	Vanguard Mid Cap Institutional Fund	Mutual Fund		21,619,159
	Vanguard Total Bond Index Fund	Mutual Fund		6,561,111
	Vanguard Total Stock Admiral Fund	Mutual Fund		5,909,027
	Blackrock Inflation Protect Bond Fund	Mutual Fund		2,427,302
	JP Morgan Government Bond Fund R6	Mutual Fund		3,692,552
	Vanguard Small Cap Index Admiral Fund	Mutual Fund		5,025,432
*	Prudential Retirement T Rowe Price Large Cap Growth Fund I	Pooled Separate Account		130,866,293
*	Prudential Retirement Cohen & Steers Realty Income Fund	Pooled Separate Account		3,234,821
*	Prudential Retirement Integrity Small Cap Value Fund	Pooled Separate Account		22,369,284
*	Prudential Retirement LSV Large Cap Value Fund	Pooled Separate Account		82,652,708
*	Prudential Retirement Robeco Boston Mid Cap Value Fund	Pooled Separate Account		32,374,804
*	Prudential Retirement Core Plus Bond/PGIM Fund	Pooled Separate Account		69,268,688
*	Prudential Retirement Frontier Capital Mid Cap Growth Fund	Pooled Separate Account		27,690,490
*	Prudential Retirement IFX Select Long-term Growth Fund	Pooled Separate Account		355,506
*	Prudential Retirement IFX Select Long-term Growth Fund (I)	Pooled Separate Account		920,905
*	Prudential Retirement IFX Select Long-term Balanced Fund (I)	Pooled Separate Account		345,470
*	Prudential Retirement IFX Select Long-term Conservative Fund (I)	Pooled Separate Account		595,752
*	Prudential Retirement IFX LT Income & Equity Fund (I)	Pooled Separate Account		5,493
*	Prudential Retirement Day One IFX Targeted Balance Fund	Pooled Separate Account		6,361,165
*	Prudential Retirement Dryden S&P 500 Index Fund	Pooled Separate Account		73,244,736
*	Prudential Retirement Loan AP Fund	Pooled Separate Account		31
		Mutual fund and pooled separate account total		640,022,032

*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund		105,193,794

*	Jack Henry & Associates, Inc.	Common Stock		156,077,011

*	Participants	Participant loans (interest rates ranging from 3.25% to 10.70%; maturity dates ranging from 2019 to 2030)		19,370,111

		TOTAL		$920,662,948

* Represents a party-in-interest to the Plan
** Cost omitted for participant directed accounts

See accompanying report of independent registered public accounting firm.